                                                                    EXHIBIT 2.10

                          PURCHASE AND SALE AGREEMENT

         THIS PURCHASE AND SALE AGREEMENT is made as of the 11th day of August, 1995, by and between Jones Cable Income Fund 1-B, Ltd., a Colorado limited partnership ("Seller"), and Jones Intercable, Inc., a Colorado corporation ("Buyer").

                                    RECITALS

         A. Seller owns and operates a cable television system in and around Orangeburg, South Carolina (the "System").

         B. Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the System upon the terms and conditions set forth in this Agreement.

                                   AGREEMENT

         In consideration of the mutual promises contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

         1. Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, Seller shall sell, convey, assign, transfer and deliver to Buyer, and Buyer shall purchase from Seller, on the Closing Date (as defined in Paragraph 9 hereof), all of Seller's interest in the System and the Assets (as defined in Paragraph 2 hereof) then being transferred and sold pursuant hereto, free and clear of all security interests, liens, pledges, charges and encumbrances.

         2.      Assets.

                 (a) The assets to be conveyed to Buyer hereunder shall consist of all of the assets and properties of Seller, whether real, personal, tangible or intangible, of whatever description and wherever located, now owned or used by Seller solely in connection with Seller's ownership or operation of the System, including all additions made between the date hereof and the Closing Date, to the
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end that all of Seller's assets owned on the Closing Date which are used or owned solely in connection with Seller's ownership or operation of the System shall be sold and transferred to Buyer (collectively, the "Assets"). The Assets shall include, without limitation:

                          (i) all of Seller's towers, tower equipment, antennas, aboveground and underground cable, distribution systems, headend amplifiers, line amplifiers, earth satellite receive stations and related equipment, microwave equipment, testing equipment, motor vehicles, office equipment, furniture and fixtures, supplies, inventory and other physical assets owned or used by Seller solely in connection with Seller's ownership or operation of the System;

                          (ii) the franchises, leases, agreements, permits, consents, licenses and other contracts, pole line or joint pole agreements, underground conduit agreements, agreements for the reception or transmission of signals by microwave, easements, rights-of-way and construction permits, if any, and any other obligations and agreements between Seller and suppliers and customers, which are owned or used by Seller solely in connection with Seller's ownership and operation of the System, substantially all of which are listed on Exhibit A attached hereto;

                          (iii) the real property owned and used solely in connection with the System;

                          (iv) all accounts receivable of Seller arising in connection with the System;

                          (v) all engineering records, files, data, drawings, blueprints, schematics, maps, reports, lists and plans and processes owned or developed by or for Seller and intended for use solely in connection with the System;





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                          (vi)    all promotional graphics, original art work,
                          mats, plates, negatives and other advertising or related materials developed by or for Seller and intended for use solely in connection with the System; and

                          (vii) all of Seller's correspondence files, lists, records and reports concerning customers and prospective customers of the System, concerning television stations whose transmissions are or may be carried as a part of the System and concerning all dealings with Federal, state, and local regulatory agencies relating to the ownership or operation of the System, including all reports filed by or on behalf of Seller with the Federal Communications Commission (the "FCC") in connection with the System and any Statements of Account of the System filed by or on behalf of Seller with the United States Copyright Office in connection with the System.

                 (b) The following properties and assets relating to the System and its business operations shall be retained by Seller and shall not be sold, assigned or transferred to Buyer:

                          (i)     cash or cash equivalents on hand or in banks;

                          (ii) insurance policies and rights and claims thereunder;

                          (iii) all claims, rights and interest in and to any refunds for federal, state or local income or other taxes or fees of any nature whatsoever for periods prior to the Closing Date, including without limitation, fees paid to the United States Copyright Office; and

                          (iv) assets disposed of in the normal course of business or with the written consent of Buyer between the date hereof and the Closing Date.

         3. Purchase Price. Subject to the adjustments to be made in accordance with Paragraph 4 hereof, the total purchase price for the Assets shall be $18,347,667 (the "Purchase Price"), which Purchase Price represents the average of three independent appraisals of the System. The Purchase Price shall be payable to Seller at Closing in cash, by cashier's check or by wire transfer of federal funds to a bank or banks designated by Seller.

         4. Adjustments. All adjustments provided for herein with respect to this transaction shall increase or decrease the Purchase Price, as appropriate, and shall be made as of the close of business (5:00 p.m., Denver time) on the Closing Date (the "Adjustment Time").

                 (a) Rent, pole rents, franchise fees, taxes, power and utility fees and deposits, insurance premiums, licenses, customer prepayments and deposits, and other prepayments and amounts due shall be prorated and debited or credited to Seller or Buyer, as applicable. With respect to subscriber accounts receivable, Seller shall be entitled to an amount equal to the sum of (i) 90% of the face amount of all accounts receivable that are current or 30 days or less past due as of the Adjustment Time, plus (ii) 80% of the face amount of all accounts receivable that are between 31 days and 60 days past due as of the Adjustment Time. For purposes of making "past due" calculations, the monthly billing statements of Seller shall be deemed to be due and payable on the first day of the month during which the service to which such billing statements relate is provided.

                 (b) The Purchase Price shall be reduced by any accounts payable, accrued expenses and vehicle lease obligations for which Seller would otherwise be liable hereunder, but for which the obligation for payment is assumed by Buyer.





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
                 (c) Seller and Buyer shall jointly determine the adjustments required by this Paragraph 4 at the Closing. The net amount to which Buyer or Seller, as the case may be, is entitled pursuant hereto shall be thereupon paid by Buyer or Seller, as the case may be, by an adjustment to the Purchase Price. All adjustments made at Closing shall be tentative and shall be subject to final adjustment within 90 days after Closing.

         5.      Assumption of Liabilities.  Buyer shall assume and discharge
(i) all debts, liabilities and obligations of Seller arising with respect to periods subsequent to the Closing Date under any franchise, license, permit, lease, instrument or agreement transferred to Buyer hereunder, and (ii) with respect to periods prior to and including the Closing Date, all obligations of Seller to the extent that the Purchase Price is reduced pursuant to Paragraph 4(b) hereof to reflect Buyer's assumption of such obligations. Buyer shall indemnify and hold harmless Seller from and against any and all damages, costs, claims and expenses ("Claims") arising by reason of the ownership, operation or control of the System after the Closing Date. Anything herein to the contrary notwithstanding, there is hereby excluded from the Assumed Obligations, and Seller shall retain and discharge, and indemnify and hold Buyer harmless from and against, any and all Claims to the extent they arise from (a) any debt, liability or obligation arising with respect to periods prior to the Closing Date for which no reduction of the Purchase Price has been made pursuant to Paragraph 4(b) hereof, or (b) any debt, liability or obligation of Seller not expressly assumed hereunder, whenever arising.

         6. Seller's Representations. Seller hereby represents and warrants to Buyer that:

                 (a) Seller is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Colorado. Seller has all requisite partnership power and authority to own and operate its properties and to carry on its business as now and where being conducted.

                 (b) All necessary consents and approvals have been obtained by Seller for the execution and delivery of this Agreement. The execution and delivery of this Agreement by Seller has been duly and validly authorized and approved by all necessary action of Seller. This Agreement is a valid and binding obligation of Seller, enforceable against it in accordance with its terms.

                 (c) Subject to the receipt of any required consents, Seller has full legal power, right and authority to sell and convey to Buyer legal and beneficial title to the Assets, and Seller's sale to Buyer shall transfer good and marketable title thereto, free and clear of all security interests, liens, pledges, charges and encumbrances of every kind.

                 (d) The execution, delivery and performance of this Agreement by Seller will not violate any provision of law and will not, with or without the giving of notice or the passage of time, conflict with or result in any breach of any of the terms or conditions of, or constitute a default under, any mortgage, agreement or other instrument to which Seller is a party or by which Seller, the Assets or the System are bound. The execution, delivery and performance of this Agreement by Seller will not result in the creation of any security interest, lien, pledge, charge or encumbrance upon the Assets or the System.

         7. Conditions Precedent to Buyer's Obligations. The obligations of Buyer under this Agreement with respect to the purchase and sale of the Assets shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

                 (a) All of the representations and warranties by Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date. Seller shall have complied with and performed all of the agreements, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

                 (b) Seller shall have delivered to Buyer such instruments, consents and approvals of third parties as are necessary to transfer the Assets to Buyer pursuant to this Agreement.

                 (c) The statutory waiting period applicable to this Agreement and the transactions contemplated hereby under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), shall have been terminated or shall have expired.

         8. Conditions Precedent to Seller's Obligations. The obligations of Seller under this Agreement with respect to the purchase and sale of the Assets shall be subject to the fulfillment on or prior to the Closing Date of each of the following conditions:

                 (a) The statutory waiting period applicable to this Agreement and the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired.

                 (b) Buyer shall have delivered the Purchase Price to Seller in accordance with Paragraph 3 hereof.

         9. Closing. The closing hereunder (the "Closing") shall be held in the offices of Seller, 9697 East Mineral Avenue, Englewood, Colorado 80112, on





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
such date or dates as the parties hereto shall mutually agree (the "Closing Date"), but in no event after June 30, 1996. At the Closing, all cash, checks, notes, deeds, bills of sale, certificates of title, assignments and assumptions and other instruments and documents referred to or contemplated by this Agreement shall be exchanged by the parties hereto.

         10. Brokerage. Seller represents and warrants to Buyer that Seller will be solely responsible for, and pay in full, any and all brokerage or finder's fees or agent's commissions or other like payment owing in connection with Seller's use of any broker, finder or agent in connection with this Agreement or the transactions contemplated hereby. Buyer represents and warrants to Seller that Buyer will be solely responsible for, and pay in full, any and all brokerage or finder's fees or agent's commissions or other like payment owing in connection with Buyer's use of any broker, finder or agent in connection with this Agreement or the transactions contemplated hereby. Each party hereto shall indemnify and hold the other party hereto harmless against and in respect of any breach by it of the provisions of this Paragraph 10.

         11.     Miscellaneous.

                 (a) Buyer shall have the right, upon notice to Seller, to assign prior to the Closing Date, in whole or in part, its rights and obligations hereunder to any affiliate of Buyer, including, without limitation, to any subsidiary of Buyer or other entity controlled by, controlling or under common control with Buyer, or, subject to Seller's consent, to any other entity.

                 (b) From time to time after the Closing Date, Seller shall, if requested by Buyer, make, execute and deliver to Buyer such additional assignments, bills of sale, deeds and other instruments of transfer, as may be necessary or proper to transfer to Buyer all of Seller's right, title and interest in and to the Assets covered by this Agreement. Such efforts and assistance shall be without cost to Buyer.

                 (c) This Agreement embodies the entire understanding and agreement among the parties concerning the subject matter hereof and supersedes any and all prior negotiations, understandings or agreements in regard thereto. This Agreement shall be interpreted, governed and construed in accordance with the laws of the State of Colorado. This Agreement may not be modified or amended except by an agreement in writing executed by both Buyer and Seller.

                 (d) Any sales, use, transfer or documentary taxes imposed in connection with the sale and delivery of the Assets and the rights acquired by Buyer under this Agreement shall be paid by Buyer.

                            [EXECUTION PAGE FOLLOWS]





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
         IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.


                                     JONES CABLE INCOME FUND 1-B, LTD.
                                     a Colorado limited partnership

                                     By: Jones Intercbale, Inc.
                                         a Colorado corporation,
                                         as General Partner


                                         By: /s/ JAMES B. O'BRIEN
                                         Title: President


                                     JONES INTERCABLE, INC.,
                                     a Colorado corporation

                                     By: /s/ JAMES B. O'BRIEN
                                     Title: President



(18673)

                                   EXHIBIT A
                         to Purchase and Sale Agreement
                          dated as of August 11, 1995


FRANCHISES

Town of Cordova, South Carolina

 .        Cable Television Franchise dated March 21, 1983 granted by the Town of
         Cordova, South Carolina to Orangeburg Cable TV, Inc.
 .        Resolution of the Town of Cordova, South Carolina dated November 17,
         1986, assigning the cable television franchise to Jones Cable Income Fund 1-B, Ltd.
 .        Assignment and Assumption Agreement dated November 25, 1986, between
         Orangeburg Cable TV, Inc. (Assignor) and Jones Cable Income Fund 1-B, Ltd. (Assignee)
 .        Letter dated March 20, 1995, regarding the initiation of negotiations for renewal of the franchise

Expiration Date:              March 21, 1998

Franchise Fee:                5 percent*

Assignment Provisions:        None specified





*In 1987, an oral agreement was made with the Town of Cordova to increase the franchise fee from 3 percent to 5 percent.

City of Orangeburg, South Carolina

 .        Franchise Agreement dated May 4, 1995, between the City of Orangeburg and Jones Cable Income Fund 1-B, Ltd.

Expiration Date:              May 31, 2004

Franchise Fee:                5 percent

Assignment Provisions:

Section 12.1 of Agreement states, "No Transfer Without Consent. The Franchise may not be assigned or transferred, in whole or part, or leased, subleased or mortgaged by any means without prior consent of the City, which consent shall not be unreasonably withheld. A change of control or ownership of Grantee shall be considered a transfer. The term "control(sic) includes actual working control in whatever manner exercised, and shall be deemed to have occurred upon acquisition or accumulation by any person of thirty (30%) percent of the shares of interests in Grantee or Guarantors. Grantee and the proposed transferee must cooperate in the City's investigation of the transfer and each is required to provide pertinent documents and respond to reasonable requests for information, including specifically, requests for information regarding the financial performance and rates of the Cable System after transfer."

County of Orangeburg, South Carolina

 .        Ordinance No. 94-5-4 adopted May 16, 1994, granting a cable television franchise to Jones Cable Income Fund 1- B, Ltd.

Expiration Date:              May 31, 2004

Franchise Fee:                5 percent

Assignment Provisions:

Section 15 of Ordinance No. 94-5-4 states, "Any sale, assignment or transfer of the rights hereunder shall be made only with the prior consent of the County of Orangeburg expressed by resolution. The said consent of the County may not be arbitrarily refused provided, however, that the proposed transferee or assignee must show financial responsibility to the satisfaction of the County and must agree to comply with all the provisions of this ordinance; and provided further that no such consent shall be required for a transfer by trust deed, or a deed to secure debt or other hypothecation as a whole to secure an indebtedness. Nothing herein shall prevent Grantee from placing a lien on its system for purposes of financing and any sale under foreclosure from such financing will be approved."

FCC LICENSES

Business Radio                KNHQ336
Earth Station                 WF86

POLE AGREEMENTS/LINE CROSSING AGREEMENTS

1. Pole Attachment Agreement dated November 21, 1967, as amended, with the City of Orangeburg Department of Public Utilities.

2. License Agreement for Pole Attachment and/or Conduit Occupancy dated April 27, 1987, as amended, with Southern Bell Telephone and Telegraph Company for the City of Orangeburg, South Carolina and adjacent areas surrounding the City.

3. Television Antenna System License Agreement for Use of Poles dated April 15, 1992, with Tri-County Electric Cooperative, Inc. for Orangeburg County, South Carolina.

4.       License Agreement dated June 20, 1995, with Aiken Electric
         Cooperative, Inc.

5. Agreement dated June 28, 1991, with Norfolk Southern Railway Company for aerial and undergrade wireline crossings located at a point 2,145 feet South of Mile Post SC-79, at or near Orangeburg, South Carolina on its Piedmont Division.

6. Agreement dated January 3, 1990, with Southern Railway Company for an aerial wireline crossing located 1,184 feet, more or less, South of Mile Post SC-84 at Jamison, South Carolina.

7. Agreement dated November 26, 1990, with Southern Railway Company for an aerial wireline crossing located at a point 1,395 feet, more or less, South of Mile Post SC-75 at or near Orangeburg, South Carolina.

8. Wireline Crossing Agreement No. RE-93918 dated April 25, 1990, with CSX Transportation, Inc. for a crossing located at a point 899 feet northwardly measured along the center line of Licensor's main track from Milepost AK-372, Orangeburg Subdivision.

9. Wireline Crossing Agreement No. RE-93188 dated December 29, 1989, with CSX Transportation, Inc. for a crossing located at a point 1,556 feet southwardly measured along the center line of Licensor's main track from Milepost AK-375, Orangeburg Subdivision.

10. Wireline Crossing Agreement No. CSX-021916 dated April 19, 1994, with CSX Transportation, Inc. for a crossing located at a point 2,820 feet southwardly measured along the center line of Licensor's main track from Milepost AK-375, at or near the City of Orangeburg, County of Orangeburg, South Carolina.

11. Wireline Crossing Agreement No. CSX-021917 dated April 19, 1994, with CSX Transportation, Inc. for a crossing located at a point 2,286 feet southwestwardly measured along the center line of Licensor's main track from Milepost AK-374, at or near the City of Orangeburg, County of Orangeburg, South Carolina.

INSTALLATION, SERVICE AND WIRING AGREEMENTS

Oral access agreements with the following multiple dwelling units:

Glenfield Apts.                                                111  units
2450 Columbia Rd.

Orangeburg Manor                                                97  units
1200 Wolfe Trail

St. Paul Wm. Ch.                                                77  units
203 Fletcher St. - 1690 Fletcher St.

Roosevelt Apts.                                                202  units
101 Roosevelt - 1418

Malibu Apts.                                                    59  units
NE Green St. Apt. 101-904

Queens Village                                                  32  units
A-1 NE Queens Village - H-4 NE Queens Village

Pecan Grove                                                     67  units
1820 NE St. Mathews Rd. - A101-D406

Corona Apts.                                                    84  units
1A NE Corona Apt. - 11H NE Corona Apt.

Southland Apts.                                                 87  units
1135 Southland - 1295 Southland

Emory Towers                                                    44  units
153 SE Russell St. Apt. 21-82

Northview Hills Apt.                                            35  units
1A Northview Hills - 6F Northview Hills

Threson Apts.                                                   49  units
266 SW Threson St. - 398 SW Threson St.

Jolley Acres                                                    17  units
1180 SW Wolfe Trail - 1180 SW Wolfe Trail

Clarendon Place                                                 31  units
101 Clarendon Pl. - 704 Clarendon Pl.

Park Place                                                      14  units
104 Park St. - 150 Park St.

Hillcrest Apts.                                                 12  units
1727 NE St. Matthews Rd. - 1749 NE St. Matthews Rd.

Evergreen Circle                                                15  units
1104 Evergreen Cir. - 1182 Evergreen Cir.

Baugh Street                                                    46  units
1653 Baugh St. - 1693 Baugh St.

Murray Road                                                     19  units
237 SW Murray Rd. - 263 SW Murray Rd.

Douglas McArthur                                                37  units
1244 Douglas McArthur - 1291 Douglas McArthur

Marshall Apts.                                                  41  units
1306 NE Marshall Apt. - 1362 NE Marshall Apt.

Lands End                                                       23  units
1314 NE Lands End Rd. - 1373 NE Lands End Rd.

B - Street                                                      25  units
1716 B Street - 1795 B Street

Fred Street                                                     21  units
1705 Fred St. - 1798 Fred St.

Cotton Ball Apts.                                               14  units
2590 Bamberg Rd.

Waring St.                                                      19  units
128 NW Waring St. - 328 NW Waring St.

Palmetto Pl. Apts.                                              63  units
A-1 to M-4

Riverside Apts.                                                 43  units
612 Riverside Dr. - 678 Riverside Dr.

Amelia Village                                                  43  units
410 Amelia Vil. - 496 Amelia Vil.

Arbord Points Apts.                                             23  units
453 Murray Rd. - 573 Murray Rd.

Sifly St.                                                       14  units
925 Sifly - 989 Sifly

Wannamaker St.                                                  12  units
253 NE Wannamaker St. - 265 NE Wannamaker St.

REAL PROPERTY LEASED

1. Lease Agreement (headend site) dated December 28, 1982, between Stuart Hyman Marcus, Trustee, and Samuel F. Reid, Jr., and Thomas B. Gue, as Co-Executors and Trustees, and Orangeburg Cable TV, Inc.; Assignment and Assumption Agreement dated November 25, 1986, assigning the Lease from Orangeburg Cable TV, Inc. to Jones Cable Income Fund 1-B, Ltd.

         Description of Property:

         All that certain piece, parcel or lot of land, with any improvements thereon, situate, lying and being in School District No. 5, off Goff Avenue Extension, containing 3.89 acres, as shown on a plat by B. Reese Earley, approved by H. Frank O'Cain, C.E., dated September 8 and 9, 1967, and recorded in the office of the Clerk of Court for Orangeburg County in Plat Book 26, at page 20, and bounded and measuring as follows: On the North by property now or formerly of the Lessors and measuring thereon Four hundred ninety-nine and one-tenth (499.1) feet; on the East and Southeast by property now or formerly of the Lessors and measuring thereon Four hundred ninety-eight and one-tenth (498.1) feet; on the Southwest by Lots No. 25 and 34, property now or formerly of Rogers; a proposed street; and by property now or formerly of Brailsford and measuring collectively thereon Three hundred sixty-nine and two-tenths (369.2) feet; and on the West by property now or formerly of the Lessors and measuring thereon Two hundred ninety-two and six-tenths (292.6) feet.

         The property hereinabove described does not include any portion of Lots No. 13, 14, 15 and 16 in Block "K", on a plat by Clifton P. Riley, R.L.S., dated October 1, 1969, and recorded in the office of the Clerk of Court for Orangeburg County in Plat Book 31, at page 88.

         The foregoing Lease has not been recorded in the real property records of Orangeburg County, South Carolina.

         Expiration Date:         December 31, 1998

         Rental Payment:          $3,200/year.

2. Lease Agreement (office space) dated January 6, 1984, between the Gressette Family Partnership and Barbara L. Mirmow and Orangeburg Cable T.V., Inc.; Assignment dated January 6, 1984, assigning the Lease to First National Bank in Orangeburg as security for a note and mortgage of the Gressette Family Partnership; Letter dated November 7, 1986, whereby the Gressette Family Partnership consented to assignment of the Lease from Orangeburg Cable T.V., Inc. ("Orangeburg Cable") to Jones Cable Income Fund 1-B, Ltd.("Jones"); Letter dated November 7, 1986, whereby Barbara L. Mirmow consented to assignment of the Lease from Orangeburg Cable to Jones; Letter dated November 7, 1986, whereby First National Bank consented to assignment of the Lease from Orangeburg Cable to Jones; Assignment and Assumption Agreement dated November 25, 1986, assigning the Lease from Orangeburg Cable to Jones.
         NOTE:  Lease does not require consent to assign.)

         Description of Property:

         All that certain piece, parcel or lot of land, with any improvements thereon, situate, lying and being in the City of Orangeburg, Orangeburg County, South Carolina, bounded and measuring as follows:
         On the Northeast by Broughton Street and measuring thereon Fifty-Two
         (52) feet; on the Southeast by property now or formerly of Ralph Thompson and by property now or formerly of Sandel and measuring thereon Three hundred twenty-three feet, six inches (323 feet, 6 inches); on the Southwest by Cuttino Street and measuring thereon Forty-Five (45) feet; and on the Northwest by Hampton Street and measuring thereon Three hundred twenty (320) feet.

         This being the same property conveyed to Gressette Family Partnership and Barbara L. Mirmow by deed of Mary S. Gressette dated November 7, 1983, and recorded in the office of the Clerk of Court for Orangeburg County in Deed Book 491, at page 981, on January 3, 1984.

         The foregoing Lease was recorded in the real property records of Orangeburg County, South Carolina on July 11, 1988 at Book 537, Page 605.

         Expiration Date:         December 31, 1999

         Rental Payment:          $2,000/month.

MISCELLANEOUS CONTRACTS AND AGREEMENTS

1. Easement and Right-of-Way dated October 21, 1993, with the City of Orangeburg, South Carolina for the area alongside the roadway leading to the entrance of the City Maintenance Facility.

2. Right-of-Way for Cable Television dated May 1, 1981, as amended, granted by The Gressette Company, Inc. and Stewart H. Marcus, as Trustee, for a certain strip of land, 20 feet in width, lying in the North Brookdale Subdivision, near the City and County of Orangeburg, South Carolina.

3. Agreement dated November 21, 1994, with Flight Trac, Inc. for an aerial signal leakage survey.

4. Contract dated October 15, 1992, with Palmetto Construction Company for aerial and underground construction services.

5. Agreement dated May 12, 1994, with Edisto Services, Inc. for cable television installation services.

6.       Sales and Audit Agreement effective February 15, 1995, with Cable
         Sales, Inc.

7. Sales, Audit and Collection Agreement effective May 1, 1992, with Edisto Services, Inc.

8. Unlimited Call Service Agreement effective December 1, 1985, with Automated Business Systems, Inc. for copier/fax.

MUST CARRY/RETRANSMISSION AGREEMENTS

1. Letter dated April 29, 1993, notifying station of carriage pursuant to its must carry status (WRLK)

2.       Letter dated June 15, 1993, electing must carry status (WOLO)

3.       Letter dated June 14, 1993, electing must carry status (WLTX)

4.       Letter dated September 20, 1993, granting retransmission consent (WIS)

5. Fox Broadcast Affiliate Retransmission Consent Agreement dated February 22, 1994 (WACH)

6.       Letter dated August 16, 1993, granting retransmission consent (WCSC)

7.       Retransmission Consent Agreement dated August 4, 1993 (WCIV)





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